Exhibit 1

INFORMATION REGARDING THE DIRECTOR AND EXECUTIVE OFFICERS OF LIGAND PHARMACEUTICALS INCORPORATED

The names and the principal occupations of the current directors and executive officers of Ligand Pharmaceuticals Incorporated are set forth below. The business address of each of the individuals named below is 555 Heritage Drive, Suite 200, Jupiter, FL 33458.

	Position with Ligand	**Principal Occupation**	**Citizenship**
John W. Kozarich, Ph.D.	Chairman of the Board	Chief Executive Officer and Co-Founder of Marsal Therapeutics and Paludatus Pharmaceuticals, LLC	USA
Todd C. Davis	Chief Executive Officer and Director	Chief Executive Officer of Ligand Pharmaceuticals Incorporated	USA
Octavio Espinoza	Chief Financial Officer	Chief Financial Officer at Ligand Pharmaceuticals Incorporated	USA
Andrew Reardon	Chief Legal Officer and Secretary	Chief Legal Officer at Ligand Pharmaceuticals Incorporated	USA
Jason M. Aryeh	Director	Managing General Partner of JALAA Equities, LP	USA
Nancy R. Gray, Ph.D.	Director	President and Chief Executive Officer of Gordon Research Conferences	USA
Jason Haas	Director	Chief Financial Officer of Odyssey Therapeutics	USA
John LaMattina, Ph.D.	Director	Director at Ligand Pharmaceuticals Incorporated	USA
Stephen L. Sabba, M.D.	Director	Analyst and Fund Manager for Knott Partners, L.P.	USA
Martine Zimmermann, Pharm.D.	Director	Senior Vice President, Head of Regulatory Affairs and R&D Quality at Ipsen Biopharmaceuticals	France